Exhibit 99.2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	CADBURY SCHWEPPES PLC		KENNETH GEORGE HANNA

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR’S OWN HOLDING		KENNETH GEORGE HANNA 250,000 HSDL NOMINEES LTD A/C SIP 212

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
	SEE 3 ABOVE		GRANT OF OPTION UNDER THE COMPANY’S ALL-EMPLOYEE SAVINGS RELATED SHARE OPTION SCHEME 1982

7.	Number of shares acquired	8.	Percentage of issued class	9.	Number of shares disposed	10.	Percentage of issued class
	N/A		N/A		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 12.5P EACH		N/A		27 SEPTEMBER 2004		14 DECEMBER 2004

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	250,212				0.01%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable
	27 SEPTEMBER 2004		1 FEBRUARY 2010 – 31 JULY 2010

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
	N/A		ORDINARY SHARES OF 12.5P EACH: 4,699

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	£ 3.516		OPTIONS OVER ORDINARY SHARES OF 12.5P EACH: 334,699

23.	Any additional information	24.	Name of contact and telephone number for queries
	THE DIRECTOR IS ALSO A POTENTIAL BENEFICIARY UNDER THE QUEST AND IS DEEMED TO BE INTERESTED IN 48,597 SHARES, WHILST THEY ARE HELD IN TRUST.		JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification
	J MILLS DIRECTOR OF GROUP SECRETARIAT

	Date of notification 15 DECEMBER 2004